UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

On Holding AG

(Name of Issuer)

Class A ordinary shares, par value CHF 0.10 per share

(Title of Class of Securities)

H5919C104

(CUSIP Number)

December 20, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H5919C104	13G

1	Names of Reporting Persons Marc Lemann
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Switzerland and Brazil

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 18,002,457 (See Item 4)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 18,002,457 (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,002,457 (See Item 4)
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 6.55% (1) (See Item 4)
12	Type of Reporting Person IN

(1)	Based on 274,998,125 Class A Ordinary Shares issued and outstanding as of September 30, 2021, as reported in the Issuer’s Form 6-K filed with the SEC on November 16, 2021.

CUSIP No. H5919C104	13G

1	Names of Reporting Persons MAAI Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Commonwealth of the Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 (See Item 4)
	6	Shared Voting Power 18,002,457 (See Item 4)
	7	Sole Dispositive Power 0 (See Item 4)
	8	Shared Dispositive Power 18,002,457 (See Item 4)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,002,457 (See Item 4)
10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 6.55% (1) (See Item 4)
12	Type of Reporting Person PN

(1)	Based on 274,998,125 Class A Ordinary Shares issued and outstanding as of September 30, 2021, as reported in the Issuer’s Form 6-K filed with the SEC on November 16, 2021.

Item 1(a).	Name of Issuer:

On Holding AG (“Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Pfingstweidstrasse 106

8005 Zurich, Switzerland

Item 2(a).	Name of Person Filing:

This statement is being filed on behalf of Marc Lemann and MAAI Ltd. (“MAAI”) (collectively, the “Reporting Persons”). MAAI is a company controlled by Marc Lemann.

An agreement among the Reporting Persons that this Schedule 13G is filed on behalf of each of them is attached hereto as Exhibit 1.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office of each Reporting Person is:

Mr. Marc Lemann

Rua Dr. Renato Paes de Barros, 1017, 15th floor

Sao Paulo – SP

Brazil

CEP 04530-001

MAAI Ltd.

C/O BVC Services Ltd.

Bahamas Financial Centre, 2nd Floor

Shirley & Charlotte Streets

P. O. Box N-1175

Nassau, The Bahamas

Item 2(c).	Citizenship:

Mr. Lemann is a citizen of Switzerland and Brazil. MAAI is an International Business Company incorporated in the Commonwealth of the Bahamas that is controlled by Mr. Lemann.

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value CHF 0.10 per share (“Class A Ordinary Shares”), of the Issuer.

Item 2(e).	CUSIP Number:

H5919C104

Item 3.	Not applicable.

Item 4	Ownership

(a)-(c) The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages which relate to the beneficial ownership of the Class A Ordinary Shares of the Issuer, as of December 20, 2021, are incorporated herein by reference. As of December 20, 2021, Mr. Lemann was the ultimate beneficial owner of 18,002,457 Class A Ordinary Shares. MAAI Ltd. is a limited partner in, and holds interests in multiple classes of, Point Break Capital LP, a Cayman Islands exempted limited partnership (the “Partnership”). The Partnership acquired Class A Ordinary Shares of the Issuer in several installments between November 21, 2016, and August 20, 2020. The Class A Ordinary Shares were registered in an initial public offering that occurred on September 15, 2021. MAAI requested a withdrawal in-kind from its capital accounts in the Partnership, and, on December 20, 2021, the Partnership distributed 18,002,457 Shares held by the Partnership to MAAI in connection with such withdrawal.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

The responses of the Reporting Persons to Items 2(a) and 4 are incorporated herein by reference.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

The responses of the Reporting Persons to Item 4 is incorporated herein by reference.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

(c) By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2021

/s/ Marc Lemann Marc Lemann

MAAI Ltd.

By:	/s/ Marc Lemann
	Name:	Marc Lemann
	Title:	Director

By:	/s/ Ruth Eloise Beneby
	Name:	Ruth Eloise Beneby
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement by and among the Reporting Persons